UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

NANOPHASE TECHNOLOGIES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	0-22333	36-3687863
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1319 Marquette Drive, Romeoville, Illinois 60446

(Address of principal executive offices) (Zip Code)

Frank J. Cesario

Chief Financial Officer

(630) 771-6705

(Name and Telephone Number, Including Area Code, of

the Person to Contact in Connection with this Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 – Conflict Mineral Disclosure

Item 1.01	Conflict Mineral Disclosure

This Form SD of Nanophase Technologies Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2016 to December 31, 2016.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo and adjoining countries, which include the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company is an advanced materials and applications developer and commercial manufacturer with an integrated family of nanomaterial and related technologies. The Company produces engineered nano and larger, sub-micron materials for use in a variety of diverse markets: personal care including sunscreens, architectural coatings, industrial coating applications, abrasion-resistant additives, plastics additives, medical diagnostics, energy (including solar control) and a variety of surface finishing technologies (polishing) applications, including optics. The Company conducted an analysis of its products and concluded that its solar control applications and certain of its coating applications (the “Products”), which contain tin and/or tungsten, are its only products for which a Conflict Mineral is necessary to the functionality or production of such product. The Products were first sold by the Company to third parties and entered into the stream of commerce during calendar year 2015. Purchases of tin and tungsten were infrequent during calendar year 2016, and these minerals were purchased from only two suppliers.

Reasonable Country of Origin Inquiry

The Company conducted a good faith reasonable country of origin inquiry regarding the Products. The Company believes its good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals contained in the Products originated in the Covered Countries and whether any of the Conflict Minerals contained in the Products were from recycled or scrap sources.

In particular, in conducting its reasonable country of origin inquiry, the Company contacted its two suppliers of the tin and tungsten utilized in the Products and received written representations from each supplier that the tin or tungsten, as applicable, contained in the Products was not sourced from the Covered Countries or was from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals necessary to the functionality or production of the Products may have originated in the Covered Countries.

This Form SD is publicly available on the Company’s website at www.nanophase.com on the Investor Relations page, under the heading “Conflict Minerals Disclosure.”

Item 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 30, 2017

NANOPHASE TECHNOLOGIES CORPORATION

By:	/s/ Frank Cesario
Name: Frank Cesario Title: Chief Financial Officer